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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                               (AMENDMENT NO. 10)


                              HURCO COMPANIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


     COMMON STOCK, NO PAR VALUE                            447324 10 4
--------------------------------------------------------------------------------
   (Title of class of securities)                         (CUSIP number)


                             STEPHEN H. COOPER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                               NEW YORK, NY 10153
                                 (212) 310-8000
--------------------------------------------------------------------------------
           (Name, address and telephone number of person authorized to receive notices and communications)


                                JANUARY 15, 1999
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_].

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


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NYFS07...:\59\53459\0004\1980\SCH8126K.16A

--------------------------------------------------------           --------------------------------------
CUSIP No. 447324 10 4                                       13D
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                 BRYNWOOD PARTNERS LIMITED
                                                         PARTNERSHIP

               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON:
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [X]
                                                                                                 (B) [_]
---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            N/A

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                   CONNECTICUT
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   0
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 0
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              0
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            0

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               0
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                        [_]
               SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         0%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 PN

---------------------------------------------------------------------------------------------------------

--------------------------------------------------------           --------------------------------------
CUSIP No. 447324 10 4                                       13D
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                 BRYNWOOD MANAGEMENT

               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON:
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [X]
                                                                                                 (B) [_]
---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            N/A

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                   CONNECTICUT
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   0
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 0
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              0
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            0

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               0
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                        [_]
               SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         0%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 PN

---------------------------------------------------------------------------------------------------------

--------------------------------------------------------           --------------------------------------
CUSIP No. 447324 10 4                                       13D
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                 BRYNWOOD PARTNERS II L.P.

               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON:
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [X]
                                                                                                 (B) [_]
---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            WC

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                   DELAWARE
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   0
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 278,001
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              0
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            278,001

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               278,001
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                        [_]
               SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         4.7%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 PN

---------------------------------------------------------------------------------------------------------

--------------------------------------------------------           --------------------------------------
CUSIP No. 447324 10 4                                       13D
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                 BRYNWOOD MANAGEMENT II L.P.

               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON:
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [X]
                                                                                                 (B) [_]
---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            N/A

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                   DELAWARE
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   0
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 278,001
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              0
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            278,001

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               278,001
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                        [_]
               SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         4.7%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 PN

---------------------------------------------------------------------------------------------------------


--------------------------------------------------------           --------------------------------------
CUSIP No. 447324 10 4                                       13D
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                 HENDRIK J. HARTONG, JR.

               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON:
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [X]
                                                                                                 (B) [_]
---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            PF

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                   UNITED STATES
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   53,012(*)
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 278,001
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              53,012(*)
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            278,001

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               331,013
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                        [X]
               SHARES:
               Excludes 4,000 shares of Common Stock held by Hendrik
               J. Hartong, Jr.'s children as to which Mr. Hartong disclaims beneficial ownership.
---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         5.6%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 IN

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----------------

*Includes 10,000 shares acquirable upon the exercise of currently exercisable options.

--------------------------------------------------------           --------------------------------------
CUSIP No. 447324 10 4                                       13D
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                 RICHARD T. NINER

               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON:
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [X]
                                                                                                 (B) [_]
---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            N/A

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                   UNITED STATES
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   64,802
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 278,001
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              64,802
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            278,001

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               342,803
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                        [X]
               SHARES:
               Excludes 2,500 shares of Common Stock held by Richard T. Niner's children as to which Mr. Niner disclaims beneficial ownership.
---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         5.8%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 IN

---------------------------------------------------------------------------------------------------------

--------------------------------------------------------           --------------------------------------
CUSIP No. 447324 10 4                                       13D
--------------------------------------------------------           --------------------------------------

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      1        NAME OF REPORTING PERSON:                 HN COMPANY, INC.

               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON:
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [X]
                                                                                                 (B) [_]
---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            N/A

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                   DELAWARE
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   0
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 0
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              0
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            0

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               0
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                        [_]
               SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         0%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 CO

---------------------------------------------------------------------------------------------------------

            This Statement constitutes Amendment No. 10 to the Statement on
Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Brynwood Partners Limited Partnership, a Connecticut limited partnership ("Brynwood I"), its general partner, Brynwood Management, a Connecticut general partnership ("Brynwood Management"), Brynwood Partners II L.P., a Delaware limited partnership ("Brynwood II"), its general partner, Brynwood Management II L.P., a Delaware limited partnership ("Brynwood Management II"), the partners of Brynwood Management, Hendrik J. Hartong, Jr., Richard T. Niner and HN Company, Inc. ("HN Company"), a Delaware corporation controlled by Messrs. Hartong and Niner, and the partners of Brynwood Management II, Messrs. Hartong and Niner (collectively, the "Beneficial Owners"), with respect to the Common Stock, no par value (the "Common Stock"), of Hurco Companies, Inc. (the "Company"). This Statement constitutes the final filing on
Schedule 13D with respect to the Commission by Brynwood I, Brynwood Management and HN Company, as such Beneficial Owners no longer own any shares of Common Stock and each has been dissolved.

Item 5.     Interest in Securities of the Issuer.

            (a)-(b) As of January 15, 1999, the Beneficial Owners beneficially owned the following shares of Common Stock:

                      (i) Brynwood II is the direct owner of 278,001 shares of Common Stock. The 278,001 shares represent approximately 4.7% of the 5,945,359 outstanding shares of Common Stock.

                      (ii) By virtue of it being the general partner of Brynwood II, Brynwood Management II is, for the purposes of this Schedule 13D, a beneficial owner of all of the shares of Common Stock beneficially owned by Brynwood II.

                      (iii) Hendrik J. Hartong, Jr. is the direct owner of 53,012 shares of Common Stock (including 10,000 shares of Common Stock issuable upon the exercise of non-qualified stock options that are exercisable within 60 days). The 53,012 shares represent approximately 1.1% of the 5,945,359 outstanding shares of Common Stock, and include 30,442 shares distributed to Mr. Hartong in connection with the dissolution of Brynwood I, Brynwood Management and HN Company, as described in paragraph (c) of this Item 5. Mr. Hartong has sole voting and dispositive power over such shares of Common Stock. Mr. Hartong disclaims beneficial ownership with respect to an aggregate of an additional 4,000 shares of Common Stock (less than .1%) held by his children, as to which he has no voting or dispositive power. By virtue of his being a partner of Brynwood Management II, Mr. Hartong is, for purposes of this Schedule 13D, a beneficial owner of all of the shares of Common Stock beneficially owned by Brynwood Management
II. Mr. Hartong has shared voting and dispositive power over such shares of Common Stock.

                      (iv) Richard T. Niner is the direct owner of 64,802 shares of Common Stock. The 64,802 shares represent approximately 1.1% of the 5,945,359 outstanding shares of Common Stock, and include 30,442 shares distributed to Mr. Niner in connection with the dissolution of Brynwood I, Brynwood Management and HN Company, as described in paragraph (c) of this Item 5. Mr. Hartong has sole voting and dispositive power over such shares of Common Stock. Mr. Niner disclaims beneficial ownership with respect to an aggregate of an additional 2,500 shares of Common Stock (less than .1%) held by his children, as to which he has no voting or dispositive power. By virtue of his being a partner of Brynwood Management II, Mr. Niner is, for purposes of this Schedule 13D, a beneficial owner of all of the shares of Common Stock beneficially owned by Brynwood Management II. Mr. Niner has shared voting and dispositive power over such shares of Common Stock.

            (c) On December 24, 1998, HN Company dissolved and its shareholders, including Messrs. Hartong and Niner, succeeded to its partnership interest in Brynwood Management. On January 15, 1998, Brynwood I distributed the 1,3901,000 shares of Common Stock that it owned to its partners, including 19,781 shares of Common Stock to Brynwood Management, which in turn distributed such shares to its partners. As partners of Brynwood I and Brynwood Management, each of Messrs. Hartong and Niner received 24,468 shares of Common Stock from Brynwood I and 5,974 shares of Common Stock from Brynwood Management. Following the distributions, Brynwood I and Brynwood Management were dissolved. Except as set forth in this paragraph (c) of Item 5, none of the persons identified pursuant to Item 2 above has effected any transactions in shares of Common Stock during the past sixty days.

            (d) Not applicable.

            (e) As a result of the distributions described in paragraph (c) of this Item 5, Brynwood I, Brynwood Management and HN Company no longer own any shares of Common Stock, and accordingly, are no longer Beneficial Owners.

                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  January 21, 1999

                                          BRYNWOOD PARTNERS II L.P.

                                          By:   Brynwood Management II,
                                                its General Partner


                                          By: /s/ Richard T. Niner
                                              --------------------------------
                                              Richard T. Niner
                                              a Partner

                                   SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:  January 21, 1999

                                          BRYNWOOD MANAGEMENT II L.P.

                                          By: /s/ Richard T. Niner
                                              --------------------------------
                                              Richard T. Niner
                                              a Partner

                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:  January 21, 1999


                                          /s/ Richard T. Niner
                                          -----------------------------------
                                          Hendrik J. Hartong, Jr., by
                                          Richard T. Niner, Attorney-in-Fact

                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:  January 21, 1999


                                          /s/ Richard T. Niner
                                          -------------------------------
                                          Richard T. Niner
















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